UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2020
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169
________________________
EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
(Full title of the Plan)
________________________
EXELON CORPORATION
(a Pennsylvania Corporation)

10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379
(800) 483-3220
(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

INDEX TO FINANCIAL STATEMENTS

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits As of December 31, 2020 and 2019	3

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2020	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of December 31, 2020	18

Exhibit Index	19

Signature	20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Administrator of the
Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek:

Opinion on the Financial Statements
    We have audited the accompanying statements of net assets available for benefits of the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
    These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
    We conducted our audits in accordance with auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.
    Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Supplemental Information
    The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule of assets, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ MITCHELL & TITUS, LLP
We have served as the Plan's auditors since 2019.
Chicago, Illinois
June 22, 2021

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
ASSETS
Investments, at fair value
Plan interest in the net assets of the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	$63,083,719	$66,320,833

Receivables
Participant contributions	4,091	7,625
Employer contributions	1,833	3,039
Notes receivable from participants	285,492	319,866
Total receivables	291,416	330,530
NET ASSETS AVAILABLE FOR BENEFITS	$63,375,135	$66,651,363

The accompanying Notes are an integral part of these Financial Statements.

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2020
ADDITIONS
Contributions
Participant	$1,202,550
Employer	449,551
Total contributions	1,652,101
Investment income
Plan interest in the net investment income from the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	6,107,240
Interest income from notes receivable from participants	46,630
Total investment income	6,153,870
Total additions	7,805,971
DEDUCTIONS
Participant withdrawals and distributions	10,785,326
Administrative expenses	67,234
Total deductions	10,852,560
Net decrease before transfers	(3,046,589)
Net assets transferred to other plans (see Note 8)	(229,639)
Net decrease after transfers	(3,276,228)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	66,651,363
End of year	$63,375,135

The accompanying Notes are an integral part of these Financial Statements.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS
1.Plan Description
    The following description of the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.
General
    The Plan is a defined contribution plan and was established in 2000 for the purpose of providing eligible Three Mile Island (“TMI”) and Oyster Creek (“OYC”) bargaining unit employees of Exelon Corporation (“Exelon” or the “Company”) (formerly, of AmerGen Energy Company, LLC) a retirement vehicle and to reduce their taxable income pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Exelon Corporation Stock Fund, which is an investment option under the Plan, is invested primarily in Exelon common stock and is intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).
    Exelon is the sponsor of the Plan and the administrator of the Plan (the “Plan Administrator”) acting through Exelon’s Director of Employee Benefit Plans and Programs. The Plan Administrator has the responsibility for the day-to-day administration of the Plan. Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed under the Exelon Corporation Defined Contribution Retirement Plans Master Trust (the “Master Trust”). State Street Global Advisors is the independent investment managerfor the common stock held in the Exelon Corporation Common Stock Fund. The Northern Trust Company is the Plan's trustee (“Trustee”) and Northwest Plan Services, Inc. is the Plan's recordkeeper (“Recordkeeper”).
    Eligible employees are all employees of subsidiaries of Exelon (each subsidiary, a “participating employer”) at its TMI and OYC facilities who are covered by a collective bargaining agreement that provides for participation in the Plan. Newly hired employees who do not make a participation election within 90 days after their date of hire will automatically be enrolled in the Plan as soon as administratively practicable after their 90th day of employment with a pre-tax deferral of 3% of eligible pay per pay period and 1% increase each March 1st, generally beginning with the second calendar year that begins after automatic enrollment first applies to the participant, until a total maximum automatic pre-tax deferral of 10% of eligible pay is reached (previously 5% of eligible pay for employees newly hired prior to January 1, 2020). Such automatic contributions to the Plan will be invested in the custom target retirement fund that corresponds to the participant’s anticipated retirement date (based on the participant’s birth date). A participant who elects to stop participation within 90 days after automatic contributions are first taken from his or her pay may withdraw the contributions adjusted for any investment gains or losses and reduced for any applicable fees. Such a withdrawal would be subject to federal income tax but not to any early withdrawal penalty. Additionally, the participant will forfeit any employer matching contributions made with respect to such automatic contributions.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS

Pursuant to the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), the plan permits “qualified individuals” affected by the COVID-19 virus to (1) receive a distribution in 2020 of their account balance up to $100,000 with deferred payment of related taxes, (2) borrow from their account balance between March 27, 2020 and September 22, 2020 (the current IRS deadline) up to $100,000 (increased from $50,000), and (3) have any loan repayments due between March 27, 2020 and December 31, 2020 suspended for up to one year.
In accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”) participants who attain age 70½ after December 31, 2019, will begin receiving benefit payments no later than April 1 of the calendar year following the calendar year in which they attain age 72.
Participant Contributions
    The Plan generally permits participating represented employees to elect to contribute between 1% and 50% (percentage varies for some represented employees based on the applicable collective bargaining agreement) of eligible pay each pay period on a pre-tax basis, an after-tax basis, a Roth basis or a combination of the three, subject to certain Internal Revenue Service (“IRS”) limitations.
    During any calendar year in which a participant attains age 50 or older, he or she generally may elect to make additional pre-tax contributions, called “catch-up” contributions, to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level. Catch-up contributions are not credited with the Company’s matching contributions.
Company Matching and Other Contributions
    Participants at both the TMI and OYC locations receive a fixed Company matching contribution of 100% of the first 5% of a participant’s eligible pay contributed per pay period. In addition, with respect to employees represented by IBEW Local 777 hired on or after June 8, 2018 who are not eligible to participate in an Exelon sponsored pension plan, the Company provides an additional non-discretionary fixed contribution of 4% of eligible pay. Any non-discretionary fixed contribution will be contributed to the Plan after the end of the calendar year based on eligible pay determined as of the last day of the applicable plan year.
Investment Options
    The Plan’s investments are held in the Master Trust, which was established in 2006, for the investments of the Plan and other savings plans sponsored by Exelon. The Plan's investments are fully participant-directed, and the Plan is intended to satisfy Section 404(c) of ERISA.
    The investment options include a menu of funds that include twelve custom Target Date Fund options, three actively-managed custom funds, nineteen passively-managed funds, the Northern Trust U.S. Government Short-Term Investment Fund and the Exelon Corporation Stock Fund. Below is a brief description of each of the investment options available as of December 31, 2020 and 2019. These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk, objective and strategy.
Target Date Funds - Diversified funds managed by multiple investment managers that seek to provide investment return, shifting from an emphasis on capital appreciation to an emphasis on income and inflation protection as the fund approaches and passes its target retirement age. Target

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS
allocations of the funds are designed using certain assumptions, including that most Exelon plan participants receive a 401(k) company matching contribution under the Plan, either earn pension benefits over their careers or receive additional employer 401(k) contributions in lieu of pension benefits, and typically begin receiving retirement benefits around age 61. The funds reduce exposure to equity and real estate, and increase exposure to fixed income and certain other investments, as the target retirement date approaches, and for ten years thereafter.
Actively-managed custom funds - These funds use a multi-manager approach whereby the fund’s assets are allocated to several investment managers that act independently of each other and follow their own distinct investment style in investing in securities. The portfolios are principally managed using an active approach with the objective of collectively exceeding the record of the fund benchmark.
Passively-managed funds - These funds seek investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index.
Northern Trust U.S. Government Short-Term Investment Fund - This fund is an investment vehicle for cash reserves that offers a rate of return based on a portfolio of obligations of the U.S. Government, its agencies or instrumentalities, and related money market instruments. Principal preservation and liquidity management are the fund’s primary objectives.
Exelon Corporation Stock Fund - This fund, which became an investment option on January 1, 2016, primarily invests in Exelon common stock with some short-term liquid investments. The Exelon Corporation Stock Fund does not represent direct ownership of Exelon common stock. The fund's unit value is determined by dividing the total current fair value of the investments in the fund by the total number of units owned. This fund is intended to generally track the performance of Exelon Corporation's publicly traded stock, net of fees and expenses and taking into account liquidity needs.
Notes Receivable from Participants
    A participant may, upon application, borrow from the Plan. Participants represented by IBEW Local 777 may only have one loan outstanding. Effective February 1, 2010, a participant represented by IBEW Local 1289 is permitted to have three outstanding loans at any one time. The amount of any loan shall not be less than $500 ($1,000 for primary residence loans). The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant’s vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For loans other than home loans, the maximum term of the loan is five years. For a home loan, the maximum term is the lesser of thirty years or the amount of time until a participant attains his or her normal retirement date and the minimum is five years. Principal and interest is paid ratably through monthly payroll deductions or direct payment, as applicable. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, from the portion of his or her account that has been pledged as security for the loan, until the loan, including interest, has been repaid out of the funds otherwise distributable. In the event a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution of the participant's account and may be subject to an early withdrawal penalty.
Withdrawals by Participants While Employed
    Generally, a participant may withdraw a minimum amount of $250 up to a maximum amount of the entire balance of the participant’s after-tax contributions and rollover accounts once each calendar year.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS
    Generally, a participant may make withdrawals from his or her before-tax, catch-up, matching, Roth, Roth catch-up and Roth rollover contributions accounts, but only if the participant has attained age 59 ½ or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations promulgated thereunder. Financial hardship withdrawals suspend the participant’s right to make contributions to the Plan for six months.
    While any loan to the participant remains outstanding, the maximum amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.
Distributions upon Termination of Employment
    Upon termination of employment, including the retirement, total disability or death of a participant, a participant is entitled to the distribution of his or her entire account balance. Such distribution will be made, as elected by the participant, in the form of either a single lump-sum payment or in substantially equal annual, quarterly or monthly installments over a period not exceeding the joint life expectancy of the participant and his or her designated beneficiary. If a participant elects installment payments, the participant can elect to change the amount, frequency and number of payments at any time. A participant may also elect ad hoc partial withdrawals. A participant may elect to defer distributions until age 70½ or age 72, as applicable. If the value of a participant’s account is $1,000 or less, the participant will receive a lump sum distribution from the Plan upon termination of employment. If the value of a participant’s account is greater than $1,000, the participant can leave his or her account in the Plan. Generally, distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59½, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA. If a participant does not specify the form and timing of the participant’s distribution, the benefit generally will be paid in installments beginning no later than April 1 of the calendar year following the calendar year in which the participant attains age 70½.
Participant Accounts
    Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s corresponding contributions and (ii) account earnings and losses, and charged with an allocation of administrative fees and expenses. Allocations are based on participant elections or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting of Participants’ Accounts
    Participants are fully vested in their accounts at all times.
Investment Income
    Dividends and earnings received on all funds, with the potential exception of the Exelon Corporation Stock Fund, are automatically reinvested in the fund to which those earnings apply.
Employee Stock Ownership Plan
    If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS
2.Plan Description
Summary of Significant Accounting Policies
General
    The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.
Use of Estimates
    The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
    The Plan’s interest in the Master Trust is stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan interest in investment income from the Master Trust. See Note 3 — Fair Value of Interest in Master Trust for further information.
Plan Expenses
    A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other fund operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns. The asset-based fees relating to the target date and actively-managed custom funds are primarily presented within the investment and administrative fees of the Master Trust. See Note 3 — Fair Value of Interest in Master Trust for further information.
    Plan administration fees, which may include certain direct expenses, cover the day-to-day expenses of administering the Plan and are covered by amounts deducted directly from participant accounts. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans) and are charged directly against a participant’s account balance.
Notes Receivable from Participants
    Notes receivable from participants are valued at their unpaid principal balance plus accrued interest. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.
Recent Accounting Pronouncements
Master Trust Presentation and Disclosures
    In February 2017, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that requires a plan’s interest in a master trust and any change in interest in the master trust to be presented as a single line item in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits.  It also requires that plans with a divided interest disclose the master trust’s investments by general type and other assets and liabilities balances, as well as the dollar amount of the plan’s interest in each of those balances.  The new guidance is effective for periods beginning after December 15, 2018 and is required to be applied retrospectively. Early adoption is permitted.  The Company adopted the standard for reporting

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS
effective December 31, 2019. The adoption of this standard, FASB ASU No. 2017-06, Employee Benefit Plan Master Trust Reporting, did not have a significant impact on the Plan’s financial statements. The adoption of the standard impacted the master trust disclosure. See Note - 3 Fair Value of Interest in Master Trust for additional information.
Fair Value Measurements and Disclosure

    In August 2018, FASB issued authoritative guidance that removed the requirements to disclose the following:

•The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy.
•The policy for timing of transfers between levels.
•The valuation processes for Level 3 fair value measurements.
The guidance added a requirement to disclose the range and weighted average of significant unobservable inputs to develop Level 3 fair value measurements.

     The new guidance is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments to remove disclosures must be applied retrospectively and can be early adopted, while the amendments to add disclosures must be applied prospectively and adoption can be delayed until the effective date. The adoption of this standard did not impact the Plan’s financial statements, but had an impact on its disclosures. See Note – 3 Fair Value of Interest in Master Trust for additional information.
3.Fair Value of Interest in Master Trust
    The Plan established a Master Trust Agreement with the Trustee for the purpose of investing assets of the Plan and other savings plans sponsored by Exelon. The investment options for the three savings plans that participate in the Master Trust are the same. Effective January 1, 2016, the Exelon Corporation Stock Fund was offered in all three savings plans that participate in the Master Trust. The Master Trust is comprised of two master trust investment accounts (“MTIA”), - one of which contains primarily real estate investments (“MTIA B”) and another for the remaining other investments (“MTIA A”). The real estate account within the Master Trust is comprised primarily of real estate assets that do not have an observable value (either directly or indirectly) on an established market, and therefore, is being reported separately for Form 5500 purposes. Interest and dividends along with net depreciation or appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s equitable share of the various investment funds and portfolios that comprise the Master Trust. The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS

The net assets of the Master Trust and Plan interest in the Master Trust as of December 31, 2020 and 2019 were as follows:

	December 31, 2020
	MTIA A	MTIA B	Total Master Trust	Plan Interest in Total Master Trust
ASSETS
Investments, at fair value
Interest-bearing cash	$718,144,478	$44	$718,144,522	$4,287,162
U.S. government securities	923,864,316	—	923,864,316	5,515,263
Corporate debt instruments - preferred	22,269,193	—	22,269,193	132,942
Corporate debt instruments - other	885,814,005	—	885,814,005	5,288,111
Corporate stock - preferred	8,677,889	—	8,677,889	51,805
Corporate stock - common	1,679,575,224	—	1,679,575,224	10,026,688
Corporate stock - Exelon Corporation (1)	315,752,656	—	315,752,656	1,884,973
Real estate	—	208,447,904	208,447,904	1,244,387
Common/collective trust funds	5,428,897,122	661,019	5,429,558,141	32,413,245
Registered investment company securities	220,439,300	66,351,223	286,790,523	1,712,075
Other investments	189,858,545	—	189,858,545	1,133,413
Total Master Trust investments	10,393,292,728	275,460,190	10,668,752,918	63,690,064
Other Assets
Cash	566,337	—	566,337	3,381
Accrued dividend and interest	17,375,930	—	17,375,930	103,730
Due from brokers for securities sold	119,272,787	—	119,272,787	712,032
Pending foreign exchange purchase receivable	110,915,170	—	110,915,170	662,139
Other	6,069,880	—	6,069,880	36,236
Total other assets	254,200,104	—	254,200,104	1,517,518
Total Master Trust assets	10,647,492,832	275,460,190	10,922,953,022	65,207,582
LIABILITIES
Accrued investment and administrative expenses	10,781,628	1,288,355	12,069,983	72,057
Due to broker for securities purchased	230,125,974	—	230,125,974	1,373,800
Pending foreign exchange purchase payables	110,920,515	—	110,920,515	662,171
Other liabilities	2,652,547	—	2,652,547	15,835
Total Master Trust liabilities	354,480,664	1,288,355	355,769,019	2,123,863
Total Master Trust net assets	$10,293,012,168	$274,171,835	$10,567,184,003	$63,083,719

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS

	December 31, 2019
	MTIA A	MTIA B	Total Master Trust	Plan Interest in Total Master Trust
ASSETS
Investments, at fair value
Interest-bearing cash	$523,597,572	$5,325,079	$528,922,651	$3,598,575
U.S. government securities	982,610,408	—	982,610,408	6,685,281
Corporate debt instruments - preferred	16,698,278	—	16,698,278	113,608
Corporate debt instruments - other	751,349,195	7,931,483	759,280,678	5,165,837
Corporate stock - preferred	10,959,203	8,532,327	19,491,530	132,612
Corporate stock - common	1,708,040,074	—	1,708,040,074	11,620,810
Corporate stock - Exelon Corporation (1)	355,883,245	—	355,883,245	2,421,285
Real estate	—	208,479,364	208,479,364	1,418,409
Common/collective trust funds	4,892,632,456	624,976	4,893,257,432	33,291,733
Registered investment company securities	167,149,874	12,827,290	179,977,164	1,224,492
Other investments	187,899,979	23,752,504	211,652,483	1,439,997
Total Master Trust investments	9,596,820,284	267,473,023	9,864,293,307	67,112,639
Other Assets
Cash	1,718,205	—	1,718,205	11,690
Accrued dividend and interest	18,624,227	—	18,624,227	126,712
Due from brokers for securities sold	120,369,611	—	120,369,611	818,946
Pending foreign exchange purchase receivable	287,937,596	—	287,937,596	1,959,010
Other	5,239,109	—	5,239,109	35,645
Total other assets	433,888,748	—	433,888,748	2,952,003
Total Master Trust assets	10,030,709,032	267,473,023	10,298,182,055	70,064,642
LIABILITIES
Accrued investment and administrative expenses	7,661,039	1,080,155	8,741,194	59,472
Due to broker for securities purchased	252,805,363	—	252,805,363	1,719,986
Pending foreign exchange purchase payables	287,888,374	—	287,888,374	1,958,675
Other liabilities	834,322	—	834,322	5,676
Total Master Trust liabilities	549,189,098	1,080,155	550,269,253	3,743,809
Total Master Trust net assets	$9,481,519,934	$266,392,868	$9,747,912,802	$66,320,833
(1)The Exelon Corporation Stock Fund held $314.8 million and $354.2 million of this investment as of December 31, 2020 and 2019, respectively. The actively-managed custom funds held $1 million and $1.7 million of this investment as of December 31, 2020 and 2019, respectively.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS
    The net investment income of the Master Trust and Plan interest in the Master Trust for the year ended December 31, 2020 was as follows:

	Year Ended December 31, 2020
	MTIA A	MTIA B	Total	Plan Interest in Total
Corporate stock dividends	$42,273,726	$7,936	$42,281,662	$236,274
Other interest and dividends	65,555,973	1,960,664	67,516,637	377,290
Net appreciation/(depreciation) in the fair value of investments	1,003,853,035	(3,457,073)	1,000,395,962	5,590,320
Total net investment income/(loss)	1,111,682,734	(1,488,473)	1,110,194,261	6,203,884
Investment and administrative expenses not directly allocated to the plans	(15,585,155)	(1,709,515)	(17,294,670)	(96,644)
Total Master Trust net investment income/(loss)	$1,096,097,579	$(3,197,988)	$1,092,899,591	$6,107,240

Recurring Fair Value Measurements
    To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:
•Level 1 - unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date.
•Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data.
•Level 3 - unobservable inputs, such as internally-developed pricing models for the asset. The Plan does not have any financial assets utilizing Level 3 inputs.
    The valuation methods for each investment category are described below.
    Interest-bearing cash. Investments with original maturities of three months or less when purchased, including certain short-term fixed income securities and money market funds, are considered interest-bearing cash. The fair values are based on observable market prices and, therefore, have been categorized in Level 1 in the fair value hierarchy.
    U.S. government securities. U.S. government securities are valued daily based on quoted prices in active markets. Investments in U.S. Treasury securities have been categorized in Level 1 because they trade in highly liquid and transparent markets. Investments in U.S. government affiliates are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.
    Preferred and other corporate debt instruments. Corporate debt instruments are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.
    Preferred, common corporate stock and Exelon Corporation stock. The Master Trust’s stock investments are primarily traded on exchanges that contain only actively traded securities, due to the volume trading requirements imposed by these exchanges. Preferred and common corporate stocks, including Exelon Corporation stock, rights and warrants, are valued daily based on quoted prices in active markets and are categorized as Level 1. Certain securities have been categorized as Level 2

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS
because they are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities.
    Real estate. Income producing real estate funds are held in a separate account with liquid securities and are valued by the fund managers on a periodic basis. Fund values are based on valuation of the underlying investments which may include inputs such as operating results, discounted future cash flows and market-based comparable data. The valuation inputs are unobservable. Certain real estate investments are redeemable from the investment vehicle quarterly, with 30 days of notice and may be subject to certain restrictions. The fair value is determined using net asset value (NAV) or its equivalent as a practical expedient and are not classified within the fair value hierarchy.
    Common/collective trust funds. Common/collective trust funds are maintained by investment companies and hold investments in accordance with a stated set of fund objectives. For common/collective trust funds which are not publicly quoted, the funds are valued using the NAV per fund share as a practical expedient, which is primarily derived from the quoted prices in active markets of the underlying securities, and are not classified within the fair value hierarchy. Common/collective trust funds can be redeemed monthly or more frequently, with 3 or less days of notice.
    Registered investment company securities. Registered investment company securities are investment funds maintained by investment companies that hold investments in accordance with a stated set of fund objectives. For funds with values that are publicly quoted on a daily basis in active markets, the funds have been categorized as Level 1. For funds with values which are not publicly quoted, the funds are valued using the NAV per fund share as a practical expedient, which is primarily derived from the quoted prices in active markets of the underlying securities, and are not classified within the fair value hierarchy. The registered investment company securities can be redeemed daily.
    Other investments. Other investments may include futures contracts, swap contracts, holdings in real estate investment trusts, and state, municipal and foreign government fixed income securities. Futures contracts are valued daily based on quoted prices in active markets and trade in open markets, and have been categorized as Level 1. Real estate investment trusts are valued daily based on quoted prices in active markets and have been categorized as Level 1. State, municipal and foreign government fixed income securities are valued daily using evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences, and are categorized as Level 2. Derivative instruments other than futures contracts are valued based on external price data of comparable securities and have been categorized as Level 2.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS
    The following tables present assets measured and recorded at fair value on the Plan’s Statement of Net Assets Available for Benefits and in the Master Trust’s net assets on a recurring basis and their level within fair value hierarchy as of December 31, 2020 and 2019.

As of December 31, 2020
	Level 1	Level 2	Not Subject to Leveling	Total
Master Trust Investments:
Interest-bearing cash	$718,144,522	$—	$—	$718,144,522
U.S. government securities	535,193,565	388,670,751	—	923,864,316
Corporate debt instruments - preferred	—	22,269,193	—	22,269,193
Corporate debt instruments - other	—	885,814,005	—	885,814,005
Corporate stock - preferred	8,677,889	—	—	8,677,889
Corporate stock - common	1,679,575,224	—	—	1,679,575,224
Corporate stock - Exelon Corporation	315,752,656	—	—	315,752,656
Real estate	—	—	208,447,904	208,447,904
Common/collective trust funds	—	—	5,429,558,141	5,429,558,141
Registered investment company securities	66,351,223	—	220,439,300	286,790,523
Other investments	27,064,074	162,794,471	—	189,858,545
Total Master Trust investments	$3,350,759,153	$1,459,548,420	$5,858,445,345	$10,668,752,918

As of December 31, 2019
	Level 1	Level 2	Not Subject to Leveling	Total
Master Trust Investments:
Interest-bearing cash	$528,922,651	$—	$—	$528,922,651
U.S. government securities	577,601,381	405,009,027	—	982,610,408
Corporate debt instruments - preferred	—	16,698,278	—	16,698,278
Corporate debt instruments - other	—	759,280,678	—	759,280,678
Corporate stock - preferred	19,100,586	390,944	—	19,491,530
Corporate stock - common	1,708,040,074	—	—	1,708,040,074
Corporate stock - Exelon Corporation	355,883,245	—	—	355,883,245
Real estate	—	—	208,479,364	208,479,364
Common/collective trust funds	—	—	4,893,257,432	4,893,257,432
Registered investment company securities	12,827,290	—	167,149,874	179,977,164
Other investments	59,081,122	152,571,361	—	211,652,483
Total Master Trust investments	$3,261,456,349	$1,333,950,288	$5,268,886,670	$9,864,293,307

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS
4.Risks and Uncertainties
    The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
    From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.
    Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common/collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.
5.Income Tax Status
    The Plan obtained its latest determination letter on May 25, 2017 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan design remains in compliance with the applicable requirements of the Code. Therefore, it is believed that the Plan was qualified and the related Master Trust was tax-exempt as of the financial statement date.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable authorities. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020, there were no uncertain tax positions taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.Plan Termination
    The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK
NOTES TO FINANCIAL STATEMENTS
7.Related Party Transactions
    Investment options in the Plan include common/collective trust funds managed by the Trustee or its affiliates. The Master Trust also holds shares of Exelon Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.
8. Plan Transfers
    In 2020, there were transfers totaling $314,276 to the Plan from the Exelon Corporation Employee Savings Plan. In 2020, there were transfers totaling $543,915 from the Plan to the Exelon Corporation Employee Savings Plan.
9.     Subsequent Events
    On February 21, 2021, Exelon's Board of Directors approved a plan to separate Exelon's utility registrants and Exelon Generation Company, LLC, creating two publicly traded companies. Exelon is targeting to complete the separation in the first quarter of 2022, subject to final approval by Exelon's Board of Directors and various regulatory approvals. Management is currently assessing the impact the separation will have on the Plan. However, there can be no assurance that any separation transaction will ultimately occur or, if one does occur, of its terms or timing.

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2020
Schedule H, Part IV, Item 4i of Form 5500
Employer Identification Number 23-2990190, Plan #012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	(e) Current Value

*	Interest in net assets of Master Trust, at fair value		$63,083,719
*	Participant loans	Interest rates: 4.25% - 6.5%	285,492
	Total investments		$63,369,211

*	Represents party-in-interest
	Column (d), cost, has been omitted as investments are participant-directed.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2020:

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek

Date: June 22, 2021	/s/ Vanessa Hecht
Vanessa Hecht
Plan Administrator